Exhibit 99.1

Amaya Confirms Non-Binding All Cash Offer from Former CEO to Acquire Company

MONTREAL, Canada – November 14, 2016 – Amaya Inc. (NASDAQ: AYA; TSX: AYA) confirmed today that it has received a non-binding all cash offer from its former Chief Executive Officer, David Baazov, on behalf of an entity to be formed to acquire Amaya at a price of CAD$24.00 per common share. Amaya also confirms that the offer provides for a USD$200 million deposit into escrow upon execution of a definitive agreement in respect of a potential transaction that would be converted into a one-year structurally subordinated, interest bearing debt obligation to fund a portion of the USD$400 million deferred purchase price for Amaya’s acquisition of the Rational Group in August 2014, such amount to be convertible into equity following the closing of such potential transaction.

The Board of Directors of Amaya, with the assistance of its advisors, will consider Mr. Baazov’s offer. Shareholders of Amaya do not need to take any action with respect to any offer at this time. Amaya intends to provide updates if and when necessary in accordance with applicable securities laws.

As of the time of this release, there can be no assurance that Mr. Baazov’s offer or that any future bid or offer will ultimately result in a completed transaction.

About Amaya

Amaya is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Amaya ultimately owns gaming and related consumer businesses and brands including PokerStars, Full Tilt, BetStars, StarsDraft, PokerStars Casino and the PokerStars Championship and PokerStars Festival live poker tour brands (incorporating the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour). These brands have more than 105 million cumulative registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos in major cities around the world, and poker programming created for television and online audiences. Amaya, through certain of these brands, also offers non-poker gaming products, including casino, sportsbook and daily fantasy sports. Amaya, through certain of its subsidiaries, is licensed or approved to offer, or offers under third party licenses or approvals, its products and services in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, the Americas and elsewhere. In particular, PokerStars is the world’s most licensed online gaming brand, holding licenses or related operating approvals in 16 jurisdictions.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, as it relates to a potential transaction between Amaya and an entity to be formed by Mr. Baazov, the potential funding of the deferred purchase price, and certain expectations with respect to the same. Forward-looking statements can, but may not always, be identified by the use of words such as “may”, “will”, “would”, “intend”, “potential” and similar references to future periods or the negatives of these words and expressions. These statements, other than statements of historical fact, are based on management’s current expectations, assumptions and estimates, which it believes are reasonable, but which are subject to a number of risks and uncertainties that could cause actual results and outcomes to differ materially. Other applicable risks and uncertainties include those identified in filings and documents that Amaya has made and may make publicly available. Investors are cautioned not to put undue reliance on forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and Amaya undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

For investor relations, please contact:

Tim Foran

Tel: +1.416.545.1325

ir@amaya.com

For media inquiries, please contact:

Eric Hollreiser

Press@amaya.com